Aureus, Inc.

One Glenlake Parkway, #650,

Atlanta, Georgia  30328

July 29, 2021

Securities and Exchange Commission

Washington DC

Division of Corporation Finance,

Office of Manufacturing

Re: Aureus, Inc.

Offering Statement on Form 1-A

Filed May 4, 2021 and Amended July 14, 2021

File No. 024-11517

Dear Sir or Madam,

I am writing in response to the verbal discussion with Aureus’ counsel, Anthony F. Newton, regarding amending the Reg 1-A document to include the financial statements that were filed in our Form 10-Q on July 20, 2021, for the period ending April 30, 2021.

In addition, please be advised that we further amended the offering with respect to the share price and the number of shares being offered.

Please contact me if you have any questions or would like to discuss anything further.

Very truly yours,

/s/ Everett M. Dickson
Name: Everett M. Dickson
Title: Chief Executive Officer, President